14

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                           FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


               RED HORSE ENTERTAINMENT CORPORATION
         (Name of Small Business Issuer in its charter)


            Nevada                          87-0450232
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


         11828 La Grange Avenue, Los Angeles, CA  90025
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (310) 473-0213


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001


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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I                                                          3

1.  Description of Business                                     3

2.   Management's  Discussion  and  Analysis  or  Plan  of      6
Operations

3.  Description of Properties                                   6

4.   Security Ownership of Certain Beneficial  Owners  and      6
Management

5.   Directors, Executive Officers, Promoters and  Control      8
Persons

6.  Executive Compensation                                      8

7.  Certain Relationships and Related Transactions              9

8.  Description of Securities                                   9

Part II                                                         9

1.   Market  Price  of and Dividends on  the  Registrant's      9
Common Equity and Related Stockholder Matters

2.  Legal Proceedings                                          10

3.  Changes in and Disagreements with Accountants              10

4.  Recent Sales of Unregistered Securities                    10

5.  Indemnification of Directors and Officers                  10

Part F/S                                                       11

  Financial Statements                                         11

Part III                                                       11

1.  Index to Exhibits                                          11

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

The Company was formed as a Nevada corporation in December 1987. For the past three years the Company has had no active business operations, and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

Management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk of investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will seek businesses from all known sources, but will rely principally on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the number of "restricted securities" held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's Common Stock that could result from substantial sales of such shares after the restrictions no longer apply. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity.
Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Management expects that the Company's capital is sufficient to meet its estimated expenses for the coming year, since the Company has nominal expenses while it is seeking a business opportunity. It is anticipated that the investigation of specific businesses and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and additional costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

Should the Company locate and acquire a new business venture, it cannot predict whether the Company's capital after the acquisition will be adequate to meet operating expenses and capital requirements for the new venture. It is possible that the Company will not have sufficient capital to fully undertake development, marketing, and manufacturing of products or services which may be acquired. Accordingly, following an acquisition, the Company may be required to either seek additional debt or equity financing or obtain funding from third parties. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing, and manufacturing of any product or service acquired.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company utilizes office space at 11828 La Grange Avenue, Los Angeles, CA 90025, provided by a private company owned by Wayne
M. Rogers, an officer, director and principal shareholder of the Company. The Company does not pay rent for this office space. The Company reimburses Mr. Rogers for clerical and office expenses, such as telephone charges, copy charges, overnight courier service, travel expenses, and similar costs incurred on Company matters.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of July 31, 1997, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                 Common    Options(1)   Percent
                                 Shares                   of
                                                        Class(2)
Name and Address

Wayne M. Rogers (3)(4)           51,349     25,000      15.9
11828 La Grange Avenue
Los Angeles, CA  90025

Jack M. Gertino (3)              24,485     25,000      10.3
3374 Homestead Road
Park City, UT  84060

Bill Rogers (3)                    -0-        -0-       -0-
916 N. Beverly Drive
Beverly Hills, CA  90210

The Insight Fund, LP (5)         62,240       -0-       13.7
c/o Wayne M Rogers & Co.
11828 La Grange Avenue
Los Angeles, CA  90025

Susan Harris Family Trust        51,867       -0-       11.4
c/o Wayne M Rogers & Co.
11828 La Grange Avenue
Los Angeles, CA  90025

Daniel J. Sullivan, III          41,494       -0-       9.1
16830 Ventura Blvd., #300
Encino, CA  91436

C. Anthony Thomas                41,494       -0-       9.1
   and Glenn Susan Thomas
1888 Century Park East, #400
Los Angeles, CA  90067

Paul Junger Witt Family Trust    51,867       -0-       11.4
c/o Wayne M Rogers & Co.
11828 La Grange Avenue
Los Angeles, CA  90025

All Executive officers and       138,074    50,000      37.2
  Directors as a Group (6)

(1) These figures represent options and warrants that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options, warrants, or conversion rights, and percentage ownership of all officers and directors of a group assuming all such purchase or conversion rights held by such individuals are exercised.

(3) Messrs. Rogers, Gertino and Rogers are all of the officers and directors of the Company.

(4)  The share figure includes 44,087 shares held by the Wayne M.
Rogers Family Trust, in which Mr. Rogers is the trustee, and 3,631 shares held of record by Mr. Rogers' spouse.

(5)  Wayne M. Rogers is the general partner of The Insight Fund
LP and, therefore, may be deemed to have voting and investment control over the shares of stock owned by it.

(6) This figure includes the shares held by The Insight Fund LP, because Wayne M. Rogers may be deemed to have voting and investment control over such shares.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Wayne M. Rogers     64   President and Director           1992

Bill Rogers         28   Vice President and Director      1994

Jack M. Gertino     59   Director                         1992


All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Wayne M. Rogers is a well-known professional actor who has been involved in investment activities for over 15 years. Mr. Rogers has been a director of several privately-held companies, including Almaden Vineyards and the Pantry, Inc., since 1990. He has also been a director of Global Intellicom, P.H.C., Inc., Electronic Data Controls, Inc., Extek Micro-Systems, and Wadell Equipment Global. Currently, Mr. Rogers is the general partner of Balanced Value Fund, LP, a limited partnership that advises and invests in middle market companies. Mr. Rogers is also the general partner of The Insight Fund, LP, and the sole stockholder of the corporate general partner of The Pinnacle Fund, LP, and Triangle Bridge Group, LP. The Insight Fund, LP is a stockholder of the Company. Wayne M. Rogers is the father of Bill Rogers.

Bill Rogers has been a student and music composer for the past five years. He has composed the music for a number of television shows, a commercial, and television movie, and is involved in development of musical scores and compositions for those uses. Bill Rogers is the son of Wayne M. Rogers.

Jack M Gertino, has been a private investor and business consultant in Salt Lake City, Utah, for the past five years. From June 1995 through October 1996, Mr. Gertino was an owner of a Tunex Service Center franchise in Layton, Utah, which offers automotive Tune-up services. He is currently pursuing a number of real estate projects, including the recent purchase and operation of a commercial office building in Salt lake City.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

On February 1, 1994, the Company granted to Wayne M. Rogers and Jack Gertino options to purchase 25,000 shares of common stock each at an exercise price of $0.50 per share, all of which expire in February 1999. At no time during the past three years have the options been in-the-money in relation to any market for the Company's common stock.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

               ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 455,073 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                             PART II

       ITEM 1.  MARKET PRICE AND DIVIDENDS ON REGISTRANT'S
           COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Although quotations for the Company's common stock appear on the OTC Bulletin Board, there is no established trading market for the common stock. For the past two calendar years, and from December 31, 1996, to the present, transactions in the common stock can only be described as sporadic. Consequently, the Company is of the opinion that any published prices cannot be attributed to a liquid and active trading market and, therefore, are not indicative of any meaningful market value.

There are outstanding options to purchase 50,000 shares of common stock at an exercise price of $0.50 per share, which expire in February 1999. All shares of common stock outstanding may be sold without restriction under Rule 144(k) promulgated under the Securities Act of 1933, except 241,808 shares which are held by officers, directors, and controlling stockholders ("Control Shares"). Control Shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At July 31, 1997, there were approximately 156 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

      ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants in the past three years.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of securities by the Company in the past three years.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Company's articles of incorporation provide that the Company may indemnify to the full extent of its power to do so under Nevada law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statute noted above.

                            PART F/S

                      FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibits

Exhibit    SEC Ref.    Title of Document                         Location
 No.         No.

  1        (3)(i)      Articles of Incorporation, as amended     Page 37

  2        (3)(ii)     By-Laws                                   Page 41


                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                      RED HORSE ENTERTAINMENT CORPORATION

Date: August 19, 1997                   By: (Signature)
                                        Wayne M. Rogers, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated:  August 19, 1997          /s/ Wayne M. Rogers, Director


Dated:  August 19, 1997          /s/ Bill Rogers, Director


Dated:  August 19, 1997          /s/ Jack Gertino, Director

              RED HORSE ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

                      Financial Statements

              June 30, 1997 and December 31, 1996

                          C O N T E N T S


Independent Auditors' Report                                       14

Balance Sheets                                                     15

Statements of Operations                                           16

Statements of Stockholders' Equity                                 17

Statements of Cash Flows                                           19

Notes to the Financial Statements                                  21

                    INDEPENDENT AUDITORS' REPORT



July 25, 1997


The Board of Directors
Red Horse Entertainment Corporation
(A Development Stage Company)
Salt Lake City, Utah


The accompanying balance sheet as of March 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the periods ended March 31, 1997 and 1996 and from inception on December 4, 1987 through March 31, 1997 were not audited by us and, accordingly, we do not express an opinion on them.

The accompanying balance sheet as of December 31, 1996 was audited by us and we expressed an unqualified opinion on it in our report dated July 15, 1997.



Jones, Jensen & Company

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                            Balance Sheets


                                ASSETS
                                        June 30,       December 31,
                                          1997             1996


CURRENT ASSETS

    Cash                             $    230,021      $    231,624

       Total  Current  Assets             230,021           231,624

PROPERTY AND EQUIPMENT (Note 3)               420               312

       TOTAL ASSETS                  $    230,441      $    231,936


                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable                 $         -       $          -

      Total Current Liabilities                -                  -

STOCKHOLDERS' EQUITY

  Common stock 50,000,000 shares
   authorized, at $0.001 par value;
   455,073 shares issued and
   outstanding                               455                455
  Additional paid-in capital             423,353            423,353
  Deficit accumulated during the
   development stage                    (193,367)          (191,872)

      Total Stockholders' Equity         230,441            231,936

      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY          $   230,441       $    231,936

The accompanying notes are an integral part of the financial statements.

                   RED HORSE ENTERTAINMENT CORPORATION
                      (A Development Stage Company)
                         Statements of Operations
                               (Unaudited)


                                                                For the Period
                                                                From Inception
                                For the six      For the three  on December 4,
                                Months Ended     Monthe Ended      1987 to
                                  June 30,         June 30,        June 30,
                               1996      1997   1996      1997      1997

REVENUES                     $ 4,113   $ 4,589 $ 2,057  $ 2,294   $ 93,108

EXPENSES

  Bad debt expense                 -         -       -        -     35,000
  Outside services               625       685       -        -      7,850
  Professional fees              191     2,301     191    2,301     56,239
  Rent                             -         -       -        -      6,545
  Travel                           -         -       -        -     18,336
  Administrative expenses        905         -       -        -     23,803
  Depreciation                    69       108      35       54      1,234
  Amortization                     -         -       -        -        472
  Interest                         -         -       -        -        377

     Total Expenses            1,790     3,094     226    2,355    149,856

Net Income (Loss) Before
 Discontinued Operations       2,323     1,495   1,831      (61)  ( 56,748)

Loss From Discontinued
   Operations (Note 6)             -         -       -        -   (911,314)

Gain on Disposal of
  Discontinued Operations          -         -       -        -    776,190

NET INCOME (LOSS)            $ 2,323   $ 1,495 $ 1,831  $   (61) $(191,872)

INCOME (LOSS) PER SHARE       $ 0.01    $ 0.00  $ 0.01   $(0.00)

WEIGHTED AVERAGE
 SHARES OUTSTANDING          455,073   455,073 455,073  455,073

The accompanying notes are an integral part of the financial statements.

                   RED HORSE ENTERTAINMENT CORPORATION
                      (A Development Stage Company)
                    Statements of Stockholders' Equity
         From Inception on December 4, 1987 through June 30, 1997


                                                                    Deficit
                                                                  Accumulated
                                                    Additional     During The
                                  Common Stock       Paid-in      Development
                                Shares     Amount    Capital          Stage

Balances, December 4, 1987        -      $      -   $       -      $       -

Shares issued to
 incorporators for cash
 $0.60 per share - restated     13,333         13       7,987              -

Net loss for period ended
    December 31, 1987             -             -           -           (690)

Balances, December 31, 1987     13,333         13       7,987           (690)

Shares issued at public offering
 $7.50 per share restated       38,537         39     289,001              -

Cost of public offering           -             -     (84,056)             -

Sale of warrants                  -             -         100              -

Net loss for year ended
    December 31, 1988             -             -           -         (4,538)

Balances, December 31, 1988     51,870         52     213,032         (5,228)

Net loss for year ended
    December 31, 1989             -             -           -         (5,073)

Balances, December 31, 1989     51,870         52     213,032        (10,301)

Net loss for year ended
    December 31, 1990             -             -           -        (46,921)

Balances, December 31, 1990     51,870   $     52   $ 213,032      $ (57,222)

The accompanying notes are an integral part of the financial statements.

                   RED HORSE ENTERTAINMENT CORPORATION
                      (A Development Stage Company)
              Statements of Stockholders' Equity (Continued)
         From Inception on December 4, 1987 through June 30, 1997


                                                                   Deficit
                                                                 Accumulated
                                                    Additional   During The
                                   Common Stock      Paid-in    Development
                                Shares     Amount    Capital       Stage

Balances, December 31, 1990     51,870   $     52  $ 213,032   $    (57,222)

Net loss for year ended
    December 31, 1991             -             -          -         (8,472)

Balances, December 31, 1991     51,870          52     213,032      (65,694)

Shares issued to acquire 100%
    of 127 Main Street, Inc.    51,869          52         (52)           -

Net loss for year ended
    December 31, 1992             -              -           -   (1,877,973)

Balances, December 31, 1992    103,739         104     212,980   (1,943,667)

Adjustment for fractional
    shares in 30-for-1
    reverse split                  122           -           -            -

Exercise of warrants           351,212         351     210,373            -

Net income for year ended
    December 31, 1993             -              -           -    1,731,675

Balances, December 31, 1993    455,073         455     423,353   (  211,992)

Net income for year ended
    December 31, 1994             -              -           -        2,917

Balances, December 31, 1994    455,073         455     423,353    (  209,075)

Net income for year ended
    December 31, 1995             -              -           -         8,222

Balances, December 31, 1995    455,073         455     423,353    (  200,853)

Net income for the year ended
    December 31, 1996             -              -           -         7,486

Balances, December 31, 1996    455,073         455     423,353    (  193,367)

Net income for the six months
    ended June 30, 1997
    (unaudited)                   -              -           -         1,495

Balances, June 30, 1997
    (Unaudited)                455,073     $   455   $ 423,353    $( 191,872)

The accompanying notes are an integral part of the financial statements.

                   RED HORSE ENTERTAINMENT CORPORATION
                      (A Development Stage Company)
                         Statements of Cash Flows
                               (Unaudited)

                                                                For the Period
                                                                From Inception
                              For the six      For the three    on December 4,
                              Months Ended     Months Endede        1987 to
                                June 30,         June 30,           June 30,
                              1996     1997    1996      1997        1997
OPERATING ACTIVITIES

 Net income (loss)           $2,323  $ 1,495  $ 1,831   $ (61)    $ (191,872)
 Adjustments to reconcile
  net loss to net cash used
  by operating activities:
   Depreciation                 69       108       35      54          1,234
   Amortization                  -         -        -       -            472
   Loss on disposal of
    discontinued operations      -         -        -       -       (776,190)
  Changes in operating
   assets and liabilities:
    Increase in accrued
     expenses                    -         -        -       -        286,334

   Net Cash Provided (Used)
    by Operating Activities  2,392     1,603    1,866      (7)      (680,022)

INVESTING ACTIVITIES

  Organization expenses          -         -        -       -       ( 10,925)
  Sale of fixed assets           -         -        -       -          4,000
  Purchase of equipment and
   leasehold improvements        -         -        -       -     (1,255,237)

    Net Cash Provided (Used)
     by Investing Activities     -         -        -       -     (1,262,162)

FINANCING ACTIVITIES

  Proceeds from debentures       -         -        -       -      1,750,000
  Proceeds from stock
    issuance                     -         -        -       -        212,984
  Sale warrants                  -         -        -       -            100
  Exercise of warrants           -         -        -       -        210,724

    Net Cash Provided (Used)
     by Financing Activities $   -    $    -   $    -  $    -     $2,173,808

The accompanying notes are an integral part of the financial statements.

                   RED HORSE ENTERTAINMENT CORPORATION
                      (A Development Stage Company)
                   Statements of Cash Flows (Continued)
                               (Unaudited)


                                                                For the Period
                                                                From Inception
                                For the Six     For the Three   on December 4,
                                Months Ended    Months Ended       1987 to
                                  June 30,        June 30,         June 30,
                              1996      1997    1996      1997       1997

INCREASE (DECREASE) IN CASH $  2,392 $  1,603  $  1,866  $    (7)   $231,634

CASH AT BEGINNING OF
  PERIOD                     222,401  230,021   222,927   231,631          -

CASH AT END OF PERIOD       $224,793 $231,624  $224,793  $231,624   $231,624

SUPPLEMENTAL CASH FLOW
 INFORMATION

  Cash paid for interest    $     -  $      -  $      -  $      -   $  2,133
  Cash paid for taxes       $     -  $      -  $      -  $      -   $      -

NON CASH INVESTING
 ACTIVITIES

  Sale of subsidiary        $     -  $      -  $      -  $      -  $2,023,767

The accompanying notes are an integral part of the financial statements.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                 June 30, 1997 and December 31, 1996


NOTE 1 -      ORGANIZATION AND CORPORATE HISTORY

       The  Company  was  incorporated  in  the  State  of  Nevada  on
       December 4, 1987, under the name of Quantus Capital, Inc. Since its inception it has not engaged in a significant business activity and is considered to be a development stage company. The articles of incorporation of the Company state that its purpose is to engage in the business of making investments and acquisition of assets, properties and businesses and to engage in any and all other lawful business.

       Pursuant to a special meeting of shareholders held on March 9, 1992, the Company made the following changes: (1) To issue 1,556,000 shares of stock to acquire 100% of the outstanding shares of 127 Main Street Corporation, (the former Subsidiary) a Delaware Corporation. (2) Adopted a plan of recapitalization whereby the issued and outstanding shares of the Company were reverse split on a one for five basis. The shares outstanding were reduced from 7,780,000 to 1,556,000.
       (3) The articles of incorporation were amended changing the name to Red Horse Entertainment Corporation. All references to number of shares have been retroactively restated to reflect the reverse stock split.

       During September 1992 the former Subsidiary began operating a casino in Central City, Colorado, however, two weeks later operations were terminated. (Note 6)

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.Recognition of Income

       The Company recognizes income and expenses on the accrual basis of accounting. The fiscal year of the Company ends on December 31.

       b. Organization Costs

       The Company's organization costs were amortized over 60 months using the straight-line method.

          c.  Loss Per Share

       The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

       d. Unaudited Financial Statements

       The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                 June 30, 1997 and December 31, 1996


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       e. Provision for Taxes

       No provision for taxes has been recorded due to operating losses at December 31, 1994, 1993 and 1992. The Company has net operating loss carryovers for both book and tax purposes of approximately $193,000 which expire in 2007 and 2008. The potential tax benefit of the loss carryovers has been offset in full by a valuation allowance.

          f.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          g.  Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -  PROPERTY AND EQUIPMENT

       Property and equipment consists of the following:

                                       December 31,           June 30,
                                           1996                 1997

        Office equipment                $     1,071           $    1,071
        Less accumulated depreciation    (      651)           (     759)

         Total  Property and Equipment  $       420           $      312

       Equipment is being depreciated over five years using the straight line method.

NOTE 4 -      PUBLIC OFFERING

       In 1988, the Company sold 1,156,000 units to the general public. Each unit consisted of one share of common stock and one "A" warrant that could be used to purchase one share of common stock for $22.50 per share within two years of the effective date of the offering, and one "B" warrant that could have been used to purchase one share of common stock for $37.50 per share, which expired November 8, 1993.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                 June 30, 1997 and December 31, 1996


NOTE 5 -      WARRANTS OUTSTANDING

       As a result of the Company's public offering the underwriter purchased a warrant that entitles him to purchase 3,853 units at a price of $9.375 per unit.

       In conjunction with the Company's acquisition of 127 Main Street Corporation, the shareholders of 127 Main Street Corporation were granted warrants or options to purchase an aggregate of 453,093 shares of common stock of the parent Company for a period of five years at a price of $9.00 per
       share.   As  of December 31, 1996, 351,212 warrants  have  been
       exercised.

NOTE 6 -      DISCONTINUED OPERATIONS

       On September 17, 1993 the Company decided to terminate the operations of its former subsidiary, 127 Main Street Corporation, and the casino operations located at 127 Main Street, Central City, Colorado. Cost over runs resulting from site conditions made it economically unfeasible to continue operations. Consequently, the facility was abandoned and all lease options and improvements were lost.

NOTE 7 -      DISPOSAL OF SUBSIDIARY - RELATED PARTY TRANSACTION

       On March 19, 1994, the Company entered into a stock purchase agreement whereby two officers of the Company purchased all of the outstanding shares of the Company's former subsidiary, 127 Main Street Corporation. The shares were sold for the nominal amount of $500.

NOTE 8 -      REVERSE STOCK SPLIT

       On August 2, 1993, the shareholders of the Company approved a 30-for-1 reverse stock split. The financial statements have been restated to reflect this change retroactively to the beginning of the periods presented.

NOTE 9 - GOING CONCERN

       The financial statements have been prepared on the assumption that the Company is a going concern. The Company has no revenues from operations and its continued existence depends upon management's plans to locate a company with which to merge.

NOTE 10 - STOCK OPTIONS

       On February 1, 1994, the Company issued options to two of its officers, for each one to purchase 25,000 shares of common stock at a price of $0.50 per share. The option is for a term of five years.

              RED HORSE ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

                      Financial Statements

                   December 31, 1996 and 1995

                        C O N T E N T S


Independent Auditors' Report                                   26

Balance Sheets                                                 27

Statements of Operations                                       28

Statements of Stockholders' Equity                             29

Statements of Cash Flows                                       31

Notes to the Financial Statements                              33






                  INDEPENDENT AUDITORS' REPORT

The Board of Directors
Red Horse Entertainment Corporation
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheets of Red Horse Entertainment Corporation (a development stage company) as of December 31, 1996 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995, and from the date of inception on December 4, 1987 through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Horse Entertainment Corporation (a development stage company) as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and from the date of inception on December 4, 1987 through December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company is a development stage company with no significant operating results to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
July 15, 1997

              RED HORSE ENTERTAINMENT CORPORATION
                 (A Development Stage Company)
                         Balance Sheet


                               ASSETS
                                                          December 31,
                                                             1996

CURRENT ASSETS

  Cash                                                    $   230,021

     Total Current Assets                                     230,021

PROPERTY AND EQUIPMENT (Note 3)                                   420

     TOTAL ASSETS                                         $   230,441


                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                        $         -

     Total Current Liabilities                            $         -

STOCKHOLDERS' EQUITY

  Common stock 50,000,000 shares authorized, at $0.001
   par value; 455,073 shares issued and outstanding               455
  Additional paid-in capital                                  423,353
  Deficit accumulated during the development stage           (193,367)

     Total Stockholders' Equity                               230,441

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  230,441

The accompanying notes are an integral part of the financial statements.

                RED HORSE ENTERTAINMENT CORPORATION
                   (A Development Stage Company)
                      Statements of Operations


                                                              For the Period
                                                              From Inception
                                                              on December 4,
                                      For the Years Ended        1987 to
                                         December 31,          December 31,
                                        1996      1995             1996

REVENUES                              $ 10,726  $ 11,477       $    88,519

EXPENSES

  Bad debt expense                           -         -            35,000
  Outside services                         651       565             7,165
  Professional fees                      1,438     1,673            53,938
  Rent                                       -         -             6,545
  Travel                                     -         -            18,336
  Administrative expenses                1,017       801            23,803
  Depreciation                             134       134             1,126
  Amortization                               -        82               472
  Interest                                   -         -               377
    Total Expenses                       3,240     3,255           146,762

Net Income (Loss) Before
 Discontinued Operations                 7,486     8,222           (58,243)

Loss From Discontinued
 Operations (Note 6)                         -         -          (911,314)

Gain on Disposal of
 Discontinued Operations                     -         -           776,190

NET INCOME (LOSS)                     $  7,486  $  8,222        $ (193,367)

INCOME (LOSS) PER SHARE               $   0.02  $   0.02

WEIGHTED AVERAGE
 SHARES OUTSTANDING                    455,073   455,073


The accompanying notes are an integral part of the financial statements.

                RED HORSE ENTERTAINMENT CORPORATION
                   (A Development Stage Company)
                 Statements of Stockholders' Equity
    From Inception on December 4, 1987 through December 31, 1996



                                                                   Deficit
                                                                 Accumulated
                                                   Additional     During The
                                Common Stock        Paid-in      Development
                              Shares     Amount     Capital         Stage

Balances, December 4, 1987         -    $     -    $      -      $         -

Shares issued to
 incorporators for cash
 $0.60 per share - restated  13,333          13       7,987                -

Net loss for period ended
 December 31, 1987                -           -           -             (690)

Balances, December 31, 1987  13,333          13       7,987             (690)

Shares issued at public offering
 $7.50 per share restated    38,537          39     289,001                -

Cost of public offering           -           -     (84,056)               -

Sale of warrants                  -           -         100                -

Net loss for year ended
 December 31, 1988                -           -           -           (4,538)

Balances, December 31, 1988  51,870          52     213,032           (5,228)

Net loss for year ended
 December 31, 1989                -           -           -           (5,073)

Balances, December 31, 1989  51,870          52     213,032          (10,301)

Net loss for year ended
 December 31, 1990                -           -           -          (46,921)

Balances, December 31, 1990  51,870     $    52    $213,032       $  (57,222)

The accompanying notes are an integral part of the financial statements.

                RED HORSE ENTERTAINMENT CORPORATION
                   (A Development Stage Company)
           Statements of Stockholders' Equity (Continued)
    From Inception on December 4, 1987 through December 31, 1996


                                                                    Deficit
                                                                  Accumulated
                                                   Additional     During The
                                Common Stock        Paid-in       Development
                             Shares     Amount      Capital          Stage

Balances, December 31, 1990  51,870    $    52      $213,032      $  (57,222)

Net loss for year ended
 December 31, 1991                -          -             -          (8,472)

Balances, December 31, 1991  51,870         52       213,032         (65,694)

Shares issued to acquire
 100% of 127 Main
 Street, Inc.                51,869         52          (52)               -

Net loss for year ended
 December 31, 1992                -          -            -       (1,877,973)

Balances, December 31, 1992 103,739        104      212,980       (1,943,667)

Adjustment for fractional
 shares in 30-for-1
 reverse split                  122          -            -                -

Exercise of warrants        351,212        351      210,373                -

Net income for year ended
 December 31, 1993                -          -            -        1,731,675

Balances, December 31, 1993 455,073        455      423,353         (211,992)

Net income for year ended
 December 31, 1994                -          -            -            2,917

Balances, December 31, 1994 455,073        455      423,353         (209,075)

Net income for year ended
 December 31, 1995                -          -            -            8,222

Balances, December 31, 1995 455,073        455      423,353         (200,853)

Net income for the year ended
 December 31, 1996                -          -            -            7,486

Balances, December 31, 1996 455,073    $   455     $423,353       $ (193,367)

The accompanying notes are an integral part of the financial statements.

                RED HORSE ENTERTAINMENT CORPORATION
                   (A Development Stage Company)
                      Statements of Cash Flows


                                                             For the Period
                                                             From Inception
                                                             on December 4,
                                      For the Years Ended       1987 to
                                          December 31,        December 31,
                                        1996       1995          1996

OPERATING ACTIVITIES

  Net Income (Loss)                   $  7,486  $  8,222      $ (193,367)
  Adjustments to reconcile net loss
   to net cash used by operating
   activities:
    Depreciation                           134       134           1,127
    Amortization                             -        82             472
    Loss on disposal of discontinued
     operations                              -         -        (776,190)
  Changes in operating assets
   and liabilities:
    Increase in accrued expenses             -         -         286,333

     Net Cash Provided (Used)
      by Operating Activities            7,620     8,438        (681,625)

INVESTING ACTIVITIES

  Organization expenses                      -         -         (10,925)
  Sale of fixed assets                       -         -           4,000
  Purchase of equipment and
   leasehold improvements                    -         -      (1,255,237)

     Net Cash Provided (Used)
      by Investing Activities                -         -      (1,262,162)

FINANCING ACTIVITIES

  Proceeds from debentures                   -         -       1,750,000
  Proceeds from stock issuance               -         -         212,984
  Sale warrants                              -         -             100
  Exercise of warrants                       -         -         210,724

     Net Cash Provided (Used)
      by Financing Activities          $     -  $      -      $2,173,808

The accompanying notes are an integral part of the financial statements.

                RED HORSE ENTERTAINMENT CORPORATION
                   (A Development Stage Company)
                Statements of Cash Flows (Continued)


                                                          For the Period
                                                          From Inception
                                                          on December 4,
                                For the Years Ended           1987 to
                                   December 31,            December 31,
                                 1996       1995              1996

INCREASE (DECREASE) IN CASH    $  7,620  $  8,438          $   230,021

CASH AT BEGINNING OF
  PERIOD                        222,401   213,963                    -

CASH AT END OF PERIOD          $230,021  $222,401          $   230,021

SUPPLEMENTAL CASH FLOW
 INFORMATION

  Cash paid for interest       $      -  $      -          $     2,133
  Cash paid for taxes          $      -  $      -          $         -

NON CASH INVESTING ACTIVITIES

  Sale of subsidiary           $      -  $      -          $ 2,023,767

The accompanying notes are an integral part of the financial statements.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                      December 31, 1996 and 1995


NOTE 1 -      ORGANIZATION AND CORPORATE HISTORY

       The  Company  was  incorporated  in  the  State  of  Nevada  on
       December 4, 1987, under the name of Quantus Capital, Inc. Since its inception it has not engaged in a significant business activity and is considered to be a development stage company. The articles of incorporation of the Company state that its purpose is to engage in the business of making investments and acquisition of assets, properties and businesses and to engage in any and all other lawful business.

       Pursuant to a special meeting of shareholders held on March 9, 1992, the Company made the following changes: (1) To issue 1,556,000 shares of stock to acquire 100% of the outstanding shares of 127 Main Street Corporation, (the former Subsidiary) a Delaware Corporation. (2) Adopted a plan of recapitalization whereby the issued and outstanding shares of the Company were reverse split on a one for five basis. The shares outstanding were reduced from 7,780,000 to 1,556,000.
       (3) The articles of incorporation were amended changing the name to Red Horse Entertainment Corporation. All references to number of shares have been retroactively restated to reflect the reverse stock split.

       During September 1992 the former Subsidiary began operating a casino in Central City, Colorado, however, two weeks later operations were terminated. (Note 6)

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A.Recognition of Income
               The Company recognizes income and expenses on the accrual basis of accounting. The fiscal year of the Company ends on December 31.

       B. Organization Costs
               The Company's organization costs were amortized over 60 months using the straight-line method.

          C.  Loss Per Share
               The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                      December 31, 1996 and 1995


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       D. Provision for Taxes
               No provision for taxes has been recorded due to operating losses at December 31, 1994, 1993 and 1992. The Company has net operating loss carryovers for both book and tax purposes of approximately $193,000 which expire in 2007 and 2008. The potential tax benefit of the loss carryovers has been offset in full by a valuation allowance.

          E.  Cash and Cash Equivalents
              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          F.  Estimates
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -  PROPERTY AND EQUIPMENT

       Property  and equipment consists of the following  at  December
       31, 1996:

                                                       December 31,
                                                          1996

       Office equipment                                $   1,071
       Less accumulated depreciation                        (651)
            Total Property and Equipment               $     420

       Equipment is being depreciated over five years using the straight line method.

NOTE 4 -      PUBLIC OFFERING

       In 1988, the Company sold 1,156,000 units to the general public. Each unit consisted of one share of common stock and one "A" warrant that could be used to purchase one share of common stock for $22.50 per share within two years of the effective date of the offering, and one "B" warrant that could have been used to purchase one share of common stock for $37.50 per share, which expired November 8, 1993.

                 RED HORSE ENTERTAINMENT CORPORATION
                    (A Development Stage Company)
                  Notes to the Financial Statements
                      December 31, 1996 and 1995


NOTE 5 -      WARRANTS OUTSTANDING

       As a result of the Company's public offering the underwriter purchased a warrant that entitles him to purchase 3,853 units at a price of $9.375 per unit.

       In conjunction with the Company's acquisition of 127 Main Street Corporation, the shareholders of 127 Main Street Corporation were granted warrants or options to purchase an aggregate of 453,093 shares of common stock of the parent Company for a period of five years at a price of $9.00 per
       share.   As  of December 31, 1996, 351,212 warrants  have  been
       exercised.

NOTE 6 -      DISCONTINUED OPERATIONS

       On September 17, 1993 the Company decided to terminate the operations of its former subsidiary, 127 Main Street Corporation, and the casino operations located at 127 Main Street, Central City, Colorado. Cost over runs resulting from site conditions made it economically unfeasible to continue operations. Consequently, the facility was abandoned and all lease options and improvements were lost.

NOTE 7 -      DISPOSAL OF SUBSIDIARY - RELATED PARTY TRANSACTION

       On March 19, 1994, the Company entered into a stock purchase agreement whereby two officers of the Company purchased all of the outstanding shares of the Company's former subsidiary, 127 Main Street Corporation. The shares were sold for the nominal amount of $500.

NOTE 8 -      REVERSE STOCK SPLIT

       On August 2, 1993, the shareholders of the Company approved a 30-for-1 reverse stock split. The financial statements have been restated to reflect this change retroactively to the beginning of the periods presented.

NOTE 9 - GOING CONCERN

       The financial statements have been prepared on the assumption that the Company is a going concern. The Company has no revenues from operations and its continued existence depends upon management's plans to locate a company with which to merge.

NOTE 10 - STOCK OPTIONS

       On February 1, 1994, the Company issued options to two of its officers, for each one to purchase 25,000 shares of common stock at a price of $0.50 per share. The option is for a term of five years.